FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated November 14, 2007, regarding the announcement that Banco Santander, S.A. has sold ten real estate properties to two companies of Grupo Pontegadea.

Item 1
MATERIAL FACT
Banco Santander announces that it has sold today ten real estate properties to two companies of Grupo Pontegadea. At the same time, Banco Santander has entered into a 40 year long lease contract of such properties, keeping a repurchase right over them.
This transaction fits within the restricted and private bidding process launched by Santander for the sale and subsequent lease of a portfolio of real estate properties in Spain, which has not concluded yet.
The properties are located in the main arteries of the business districts of different province capitals (Madrid, Barcelona, Valencia, Valladolid, Oviedo, Sevilla, Málaga, Bilbao and Palma de Mallorca).
The total consideration is Euro 458 million, generating for Grupo Santander a capital gain of Euro 216 million approximately.
Boadilla del Monte (Madrid), November 14, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 15, 2007	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez Title: Executive Vice President